UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022.

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934
For the transition period from _____ to _____

Commission File Number: 001-36102

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

Knowles Corporation 401(k) Plan

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Knowles Corporation
1151 Maplewood Drive
Itasca, Illinois 60143

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Plan Participants and Benefits and Investment Committee
Knowles Corporation 401(k) Plan
Itasca, Illinois

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Knowles Corporation 401(k) Plan (the "Plan") as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively, the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan's auditor since 2019.

/s/ BDO USA, LLP
Grand Rapids, Michigan
June 15, 2023

Knowles Corporation 401(k) Plan
Statements of Net Assets Available for Benefits
(in thousands)

	December 31, 2022	December 31, 2021
Assets:
Investments at fair value (Note 3)	$162,513	$196,249
Employer contributions receivable	310	282
Notes receivable from participants	1,512	1,649
Net assets available for benefits	$164,335	$198,180

See accompanying Notes to Financial Statements.

Knowles Corporation 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
(in thousands)

Year Ended December 31, 2022
Additions:
Dividend income	$6,499
Interest income on notes receivable from participants	58
Contributions:
Participant	8,362
Employer	4,605
Rollover	334
Total contributions	13,301
Total additions	19,858

Deductions:
Net depreciation in fair value of investments	(39,638)
Distributions	(13,827)
Administrative expenses	(238)
Total deductions	(53,703)

Net decrease in assets available for benefits	(33,845)

Net assets available for benefits:
Beginning of year	198,180
End of year	$164,335

See accompanying Notes to Financial Statements.

Knowles Corporation 401(k) Plan
Notes to Financial Statements

1. Description of the Plan

The following description of the Knowles Corporation 401(k) Plan (the "Plan") provides only general information. This description of the provisions of the Plan is governed in all respects by the detailed terms and conditions contained in the Plan itself. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan established to encourage and facilitate retirement savings and investment by eligible employees of Knowles Corporation and its U.S. subsidiaries ("Knowles"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Empower Trust Company, LLC (formerly Great-West Trust Company, LLC) (the "Trustee") has been granted authority by the Knowles Corporation Benefits & Investment Committee to purchase and sell securities.

Eligibility
All full-time employees of Knowles who have reached age 18 are immediately eligible to participate in the Plan. All part-time employees of Knowles who have reached the age of 18 and have completed at least 1,000 hours of service during a plan year are eligible to participate in the Plan.

Automatic Enrollment
The Plan has an automatic enrollment feature for all new employees. Eligible employees are enrolled automatically in the Plan at a 5% pre-tax contribution rate unless they formally opt-out of the Plan or elect to contribute at a higher or lower rate. Pre-tax contributions of participants who are automatically enrolled in the Plan will be invested in the appropriate Vanguard Target Retirement Funds based on the participant's date of birth unless the participant elects other investments permitted under the Plan.

On the first day of each Plan year, all participants who have an elective deferral of 0% will be automatically updated to a pre-tax deferral rate of 5%, except to the extent an affected participant makes an affirmative contrary election within the 31 days prior to the date that automatic contributions are to commence. All participants may complete a salary reduction agreement at any time to select an alternative deferral amount or to elect not to defer under the Plan in accordance with the deferral procedures of the Plan.

Contributions
Participant
Eligible employees of Knowles that have been enrolled or elected to participate in the Plan may make pre-tax and after-tax contributions to the Plan. Participants' pre-tax and after-tax deferrals are voluntary. Eligible compensation generally includes salary and wages, commissions, and certain bonuses. Generally, a participant may elect to exclude from 1% to 75% (in whole percentages) of his or her eligible compensation ("Participant Contribution") from current taxable income by having such amount contributed to his or her account in the Plan. The amount contributed by a participant is subject to applicable Internal Revenue Code ("IRC") limits. Employees may not exceed $25 thousand of after-tax contributions in any Plan year. Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions not to exceed $7 thousand. Catch-up contributions are subject to applicable IRC limits. Each participant has the right to roll over into the Plan certain distributions from other tax-qualified plans or appropriate individual retirement accounts. Participants may make In-Plan Roth rollovers, which allows a participant to elect to change the tax treatment of all or some of their pre-tax accounts.

Employer
The Plan provides a fixed per-payroll matching contribution ("Employer Matching Contribution") equal to 100% of the participant’s elective deferrals, not to exceed the lesser of 5% of the participant’s compensation or IRC limits. Knowles may also elect to make profit-sharing contributions for a Plan year with respect to its employees who have satisfied the eligibility requirements set forth above. No profit-sharing contributions were provided to the Plan in 2022. Such contributions are allocated in proportion to the compensation of participants who are employed by Knowles and are employees on the last day of the Plan year whether or not they have deferred any of their compensation into the Plan. Profit-sharing contributions are invested consistent with participants' investment fund elections. If a participant has not made an investment fund election, profit-sharing contributions are invested in the age-based Vanguard Target Retirement Funds based on the participant's date of birth.

Participant Accounts
Each participant's account is credited with the participant's contributions and employer matching contributions as well as allocations of profit-sharing contributions, if applicable, and Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participant contributions, employer matching contributions, and employer profit-sharing contributions for all participants, plus earnings thereon, vest immediately.

Distributions
A participant's vested account balance in the Plan is distributable following the participant's retirement, death, or other termination of employment.

Hardship withdrawals are permitted for any participants who are active employees and demonstrate a financial hardship which meets IRC regulations to be considered an "immediate and heavy financial need." The hardship withdrawal amount is limited to the amount "necessary" to satisfy the financial need, plus income taxes that the participant is expected to incur on the amount of the withdrawal.

Distributions from the Plan are generally made in the form of a single lump-sum payment or installment payments over a period of not more than a participant’s assumed life expectancy. For distributions that include Knowles stock, the participant may elect to receive whole shares of Knowles stock "in-kind" and the remaining fractional share in cash. In-service distributions are permitted from a participant's account balance, provided the participant has attained the age of 59 ½. Participants may delay the distribution of their account balance following their termination; however distributions are required to begin no later than April 1st following the end of the year in which a participant reaches the age of 72 (73 if the participant reaches age 72 after December 31, 2022).

Notes Receivable from Participants
A participant may borrow up to 50% of their vested account balance, up to $50 thousand, with a minimum loan amount of $1 thousand from the vested portion of their account. A participant may have only one loan outstanding at any time. The notes receivable are secured by the balances in the participant's accounts. Each note receivable carries a reasonable rate of interest determined by the Plan Administrator to be commensurate with the prevailing interest rate charged on similar commercial loans made within the same locale and time period. Principal and interest is paid ratably through payroll deductions. Notes receivable outstanding as of December 31, 2022 bear interest at rates between 3.25% and 7.00%.

Allocation Provisions
Each participant has the right to direct the entire amount of his or her Plan account to be invested in one or more of the available investment funds in multiples of one percent. In addition, the Plan offers a self-directed brokerage account option that allows participants to invest in a wide array of securities including but not limited to publicly-traded stock, mutual funds, exchange traded funds, bonds, certificates of deposit, and money market funds at their discretion. Each participant has the right during any business day to transfer all or any portion of the amount in his or her account among the investment funds, except that participants who are considered Knowles "insiders" may complete transfers involving Knowles stock only during designated window periods. Participants are entitled to vote with respect to any Knowles shares in their account in the Plan in the same manner as other Knowles stockholders.

Administrative Expenses
Certain administrative expenses of the Plan related to the Trustee, recordkeeping, legal, and audit fees are paid by the Plan, unless otherwise paid by Knowles. Such administrative expenses are charged to the participants on a quarterly basis. Fees related to participant-initiated transactions are charged directly to the participant's account.

Revenue Credits
The Plan's agreement with the Trustee provides for a revenue credit arrangement. During 2022, the Plan utilized credits of $224 thousand to pay administrative expenses. Administrative expenses are presented net of revenue credits in the Statement of Changes in Net Assets Available for Benefits.

2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements were prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Investments - Valuation
The Plan's investments are reported at fair value (see Note 3). Investments in common stock are valued at the closing market price on the last business day of the Plan year based on quotations from a national securities exchange. The fair value of investments in registered mutual funds and exchange traded funds are valued at the net asset value ("NAV") of shares held by the Plan at year end, which is obtained from an active market. Self-directed brokerage accounts are comprised of mutual funds, exchange traded funds, common stocks, and cash and cash equivalents. The individual investments in the self-directed brokerage accounts are valued on the basis of readily determinable market prices.

The fair value of units held in collective funds are based on the net asset values as of the last business day of the Plan year as determined by their respective investment managers and transactions occurring as of or close to the financial statement date. Plan management reviews the audited financial statements of the collective funds to assess the reasonableness of its NAV. The NAV, as provided by the trustees of the collective funds, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the collective fund less its liabilities. This practical expedient is not used when it is determined to be probable that the collective fund will sell for an amount different than the reported NAV. There are no unfunded commitments or redemption clauses.

The Knowles stock fund is tracked on a unitized basis. At December 31, 2022 and 2021, the Knowles stock fund consists of common stock of Knowles Corporation and a money market fund that are sufficient to meet the daily cash needs. Unitization of the Knowles stock fund allows for daily trades. The value of a unit reflects the combined market value of the common stock and the money market fund.

Investments - Transactions and Income Recognition
Purchases and sales of investment securities are reflected on a trade-date basis. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the Plan year. Dividend income is recorded on the ex-dividend date.

Notes Receivable from Participants
Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest with no allowance for credit losses as of December 31, 2022 and 2021. Repayments of principal and interest are received through payroll deductions. The notes are collateralized by the participants' account balances. Interest income is recorded as earned.

Use of Estimates
The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options in any combination of stocks, collective funds, mutual funds, Knowles common stock, and participant self-directed brokerage accounts. Knowles periodically reviews the investment options available in the Plan to ensure that they continue to help participants reach retirement savings goals. Investment securities are exposed to various risks, including, but not limited to, interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

At December 31, 2022 and 2021, approximately 0.7% and 0.8%, respectively, of the Plan's assets were invested in Knowles common stock.

Distributions to Participants
Distributions to participants are recorded in the Plan's financial statements when paid.

Plan Termination
Although it has not expressed any intent to do so, Knowles has the right under the Plan to discontinue all contributions at any time and to terminate the Plan, subject to the provisions of the Plan, ERISA, and the IRC. As described in Note 1, participants are 100% vested in their Plan accounts.

3. Fair Value Measurements

Accounting Standards Codification ("ASC") 820, Fair Value Measurement, defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

Level 1: quoted prices in active markets for identical assets or liabilities.

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities or significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

There have been no changes in the methodologies used at December 31, 2022 or 2021. The methods described may produce a fair value calculation which may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan’s financial instruments carried at fair value on a recurring basis by their ASC 820 fair value hierarchy level as of December 31, 2022 and 2021 are as follows:

	December 31, 2022
(in thousands)	Level 1	Level 2	Level 3	Total Fair Value
Investments:
Money market	$20	$—	$—	$20
Common stock	1,142	—	—	1,142
Mutual funds	143,949	—	—	143,949
Self-directed brokerage accounts	261	—	—	261
Total investments in the fair value hierarchy	145,372	—	—	145,372
Investments measured at net asset value*
Collective fund	n/a	n/a	n/a	17,141
Total investments	$145,372	$—	$—	$162,513

	December 31, 2021
(in thousands)	Level 1	Level 2	Level 3	Total Fair Value
Investments:
Money market	$26	$—	$—	$26
Common stock	1,609	—	—	1,609
Mutual funds	169,450	—	—	169,450
Total investments in the fair value hierarchy	171,085	—	—	171,085
Investments measured at net asset value*
Collective funds	n/a	n/a	n/a	25,164
Total investments	$171,085	$—	$—	$196,249
* In accordance with ASC 820, certain investments that are measured at fair value using net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

4. Related-Party and Party-in-Interest Transactions

Certain Plan assets are invested in common stock of Knowles. Knowles, as the Plan sponsor, is a related party. At December 31, 2022 and 2021, the Plan held 69,515 and 68,926 shares of Knowles stock, respectively. There were no dividends received by the Plan on these shares for the year ended December 31, 2022. During the year ended December 31, 2022, the Plan recorded purchases of Knowles stock totaling $201 thousand and sales of Knowles stock totaling $208 thousand. Notes receivable from participants held by the Plan are also considered party-in-interest transactions.

Certain administrative functions are performed by employees of Knowles. No such employee receives compensation from the Plan. Certain other expenses relating to the Plan, including legal and consulting services, are paid directly by Knowles and subsequently charged to the Plan. Fees or commissions associated with each of the investment options and certain administrative expenses of the Plan are paid primarily by participants as a deduction from the amount invested or as an offset to investment earnings. The Plan also receives revenue credits from the Trustee.

5. Income Tax Status

The Plan is governed by a pre-approved plan maintained by Great-West Trust Company, LLC. Great-West Trust Company, LLC received an opinion letter from the Internal Revenue Service dated June 30, 2020 concluding that the documents are acceptable under Section 401 of the IRC. Knowles relies upon this letter for the Plan’s favorable tax treatment. Although the Plan has been amended since receiving the letter, Knowles believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC in all material respects. Therefore, Knowles believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan. The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in progress.

6. Subsequent Events

The Plan evaluated subsequent events from December 31, 2022 through June 15, 2023, the date these financial statements were available to be issued.

Effective February 1, 2023, the after-tax limit for participant contributions in any Plan year was increased to $27 thousand.

Knowles Corporation 401(k) Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
EIN: 90-1002689, Plan Number: 001
December 31, 2022
(in thousands)

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost **	Current Value
	Knowles stock fund:
*	Knowles Corporation	Knowles Stock Fund		$1,142
	Invesco	Government & Agency Money Market Fund		20

	Mutual funds:
	Dimensional Fund Advisors	Global Real Estate Securities Portfolio		710
	Dimensional Fund Advisors	U.S. Targeted Value Portfolio Institutional Class		1,871
	Fidelity	Blue Chip Growth K6 Fund		4,569
	Fidelity	Small Cap Growth K6 Fund		3,779
	Hartford Mutual Funds	Strategic Income Fund - Class R6		1,039
	Invesco	Developing Markets Fund - Class Y		563
	Pear Tree Funds	Polaris Foreign Value Fund - Class R6		50
	PIMCO	CommodityRealReturn Strategy Fund Institutional Class		1,552
	PIMCO	Total Return Fund Institutional Class		4,280
	T. Rowe Price	International Discovery Fund I Class		586
	Vanguard	Equity Income Fund Admiral Shares		2,894
	Vanguard	Extended Market Index Fund Admiral Shares		2,728
	Vanguard	Institutional Index Fund		29,702
	Vanguard	Target Retirement Income Fund		3,723
	Vanguard	Target Retirement 2020 Fund		7,968
	Vanguard	Target Retirement 2025 Fund		6,385
	Vanguard	Target Retirement 2030 Fund		18,093
	Vanguard	Target Retirement 2035 Fund		10,139
	Vanguard	Target Retirement 2040 Fund		14,090
	Vanguard	Target Retirement 2045 Fund		5,486
	Vanguard	Target Retirement 2050 Fund		4,417
	Vanguard	Target Retirement 2055 Fund		3,831
	Vanguard	Target Retirement 2060 Fund		1,502
	Vanguard	Target Retirement 2065 Fund		1,064
	Vanguard	Target Retirement 2070 Fund		11
	Vanguard	International Growth Fund Admiral Shares		4,431
	Vanguard	Total Bond Market Index Fund Institutional Shares		6,015
	Vanguard	Total International Stock Index Fund Admiral Shares		2,471

	Collective fund:
	Ameriprise Trust Company	Columbia Trust Stable Income Fund Class Admin 0		17,141

	Self-directed brokerage accounts			261
	Total investments at fair value			162,513

	Notes receivable from participants:
*	Participant loans	Interest rates from 3.25% - 7.00%		1,512
		Maturities through 2050
				$164,025
*    Denotes party-in-interest to the Plan
**    Cost information is not required for participant-directed investments and therefore is not included

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

KNOWLES CORPORATION
401(k) PLAN

Date:	June 15, 2023	/s/ Michael Samonds
Michael Samonds
Director, Total Rewards

EXHIBIT INDEX

23.1	Consent of BDO USA, LLP